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                               March 17, 2023

       Jonathan Awde
       Chief Executive Officer and Director
       Dakota Gold Corp.
       106 Glendale Drive, Suite A
       Lead, SD 57754

                                                        Re: Dakota Gold Corp.
                                                            Post-Effective
Amendment No.1 to Form S-1 on Form S-3
                                                            Filed March 6, 2023
                                                            File No. 333-263883

       Dear Jonathan Awde:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No.1 to Form S-1 on Form S-3 filed March 6,
2023

       General

   1. You do not appear to be eligible to use Form S-3 for the proposed transaction. In this regard, we note that
your quarterly report on Form 10-Q for the quarter ended December
                                                        31, 2022 was due on
February 14, 2023 and has not been filed to date. To be eligible to use Form S-3,
registrants must timely file all required reports during the twelve calendar months prior to the
filing of the registration statement, subject to certain limited exceptions. See General
Instruction I.A.3(b) of Form S-3. Please advise us as to the reasons you believe
that you are eligible to file on Form S-3, or re-file your post-effective amendment to Form S-1
on the appropriate form.
 Jonathan Awde
FirstName  LastNameJonathan Awde
Dakota Gold  Corp.
Comapany
March      NameDakota Gold Corp.
       17, 2023
March2 17, 2023 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Timothy S.
Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Michael J. Hong